The PNC Financial Services Group, Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges	EXHIBIT 12.1

	Three Months		Year Ended
Dollars in millions	Ended March 31, 2005		2004		2003		2002		2001		2000
Earnings
Pre-tax income from continuing operations before adjustments for minority interest (1)	$468		$1,735		$1,568		$1,821		$564		$1,848
Fixed charges excluding interest on deposits	131		357		346		432		762		1,032

Subtotal	599		2,092		1,914		2,253		1,326		2,880
Interest on deposits	182		484		457		659		1,229		1,653

Total	$781		$2,576		$2,371		$2,912		$2,555		$4,533

Fixed charges
Interest on borrowed funds	$116		$298		$258		$315		$645		$914
Interest component of rentals	15		58		59		58		53		50
Amortization of notes and debentures	0		1		1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts	0		0		28		58		63		67

Subtotal	131		357		346		432		762		1,032
Interest on deposits	182		484		457		659		1,229		1,653

Total	$313		$841		$803		$1,091		$1,991		$2,685

Ratio of earnings to fixed charges
Excluding interest on deposits	4.57	x	5.86	x	5.53	x	5.22	x	1.74	x	2.79	x
Including interest on deposits	2.50		3.06		2.95		2.67		1.28		1.69

(1)	As defined in Item 503(d) of Regulation S-K.